UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Entertainment and Genius Products Acquire North American Distribution Rights to Hit International Film “Goal II: Living the Dream”

Genius Also Licenses US DVD Distribution Rights to Peace Arch’s “Chapter 27,” “Delirious,” and “Watching the Detectives”

Toronto – November 7, 2007 – Peace Arch® Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News), an integrated global entertainment company, announced today that it has entered into an agreement with Genius Products Inc. to jointly exploit all North American distribution rights to the feature film “Goal II: Living the Dream,” the successful international sequel to the hit “Goal!: The Dream Begins.” Genius will handle US DVD exploitation. Peace Arch will release the film theatrically in the United States and Canada on 250 screens in the spring of 2008 and will handle all other rights.

In a separate agreement, Genius acquired excusive US DVD distribution rights to Peace Arch’s “Chapter 27,” “Delirious” and “Watching the Detectives.” Peace Arch is theatrically releasing all three titles in the United States.

“We are very pleased to be extending our long-standing distribution relationship with Genius, whose top management and fantastic relationships with major retailers make it one of the best DVD distributors in the business,” said John Flock, President and Chief Operating Officer of Peace Arch Entertainment Group. “With highly commercial projects like “Goal II” and the continued support of distribution partners like Genius, we expect to quickly reach our own goal of making Peace Arch one of the leading theatrical distributors of independent films in North America.”

“Goal II: Living the Dream” is the sequel to the exciting worldwide phenomenon “Goal!: The Dream Begins.”  “Goal II” follows an international soccer star as he gets his big break joining the globally popular team Real Madrid.  The sports drama stars Kuno Becker, Alessandro Nivola and Anna Friel alongside some of the greatest footballers ever, including David Beckham, Ronaldo and Zinedine Zidane. Jaume Collet-Serra (“House of Wax”) directed the picture from a screenplay by Mike Jeffries, Mark Huffam and Terry Loane.  The film was produced by Mike Jeffries, Mark Huffman and Matt Barrelle of Milkshake Films.

“Peace Arch has emerged as one of our most valued partners,” said Trevor Drinkwater, Chief Executive Officer of Genius Products. “We believe that these engaging films will find a large audience in the U.S home entertainment market. We look forward to distributing them and to further expanding our relationship with Peace Arch.”

In the multi award-winning “Delirious,” a bottom-feeding papparazzo befriends a young homeless man whose chance meeting with a celebutante creates a wedge between the two unlikely friends.  Released theatrically in the U.S. by Peace Arch during August and September, 2007, “Delirious” stars Steve Buscemi, Michael Pitt, Alison Lohman, Gina Gershon and Elvis Costello.

“Watching The Detectives” is a romantic comedy about a film noir buff (Cillian Murphy) whose world is abruptly turned upside down when a beautiful and unpredictable real-life femme fatale (Lucy Liu) provides far more adventure than he ever experienced – and possibly more than he can handle.   The film world premiered at the 2007 Tribeca Film Festival, and will be theatrically released by Peace Arch in the United States during mid-2008.

“Chapter 27,” a psychological drama about Mark Chapman’s gradual breakdown during the days leading up to his murder of Beatle John Lennon, will begin its international theatrical release in Japan in December 2007.  Peace Arch will release the picture theatrically in the United States beginning in March 2008.

“Chapter 27” stars Jared Leto (“Requiem For A Dream,” “Panic Room,” “Fight Club”), Judah Friedlander (“Zoolander,” “Meet The Parents”) and Lindsay Lohan (“Mean Girls,” “Freaky Friday,” “Herbie Fully Loaded“). The film was written and directed by Jarrett Schaefer, and produced by Robert Salerno, Naomi Despres and Alexandra Milchan.  “Chapter 27” had its world premiere at the 2007 Sundance Film Festival to sold-out theaters amid great controversy over its subject matter. The Zurich Film Festival marked the picture’s European festival premiere, with Schaefer honored with the coveted Debut Feature Prize.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 1000 classic and contemporary titles. For additional information, please visit www.peacearch.com.

For more investor-oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

About Genius Products

Genius Products, Inc. (OTCBB:GNPI - News), along with The Weinstein Company Holdings LLC, together owns Genius Products, LLC, a leading independent home-entertainment distribution company that produces, licenses and distributes a valuable library of motion pictures, television programming, family, lifestyle and trend entertainment on DVD and other emerging platforms through its expansive network of retailers throughout the U.S. Genius handles the distribution, marketing and sales for such brands as Asia Extreme(TM), Discovery Kids(TM), Dragon Dynasty(TM) , Dimension Films(TM), ESPN®, IFC®, RHI Entertainment(TM), Sesame Workshop®, The Weinstein Company® and WWE®. Genius Products, Inc. is the managing member of Genius Products, LLC, in which it holds a 30% equity interest.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

     Roy Bodner

     Senior Vice President

     Marketing and Communications

     Peace Arch Entertainment

     (310) 776-7208

     Email Contact: Email Contact

     Or

     Financial Communications

     Trilogy Capital Partners

     Ryon Harms

     (800) 592-6067

     Email Contact: Email Contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	November 7 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.